EverBank Financial Corp
501 Riverside Avenue
Jacksonville, Florida 32202
April 30, 2012
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561
Attn: Mr. Mark Webb

Re:	EverBank Financial Corp
Registration Statement on Form S-1
File No. 333-169824
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), EverBank Financial Corp, a Delaware corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 3:00 p.m. ET on May 2, 2012 or as soon thereafter as practicable.
          The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark Webb
Securities and Exchange Commission
April 30, 2012

          We request that we be notified of such effectiveness by a telephone call to Richard B. Aftanas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-4112 and that such effectiveness also be confirmed in writing.
Very truly yours,
EVERBANK FINANCIAL CORP
 /s/ Thomas A. Hajda
By: Thomas A. Hajda
Title: Executive Vice President and General Counsel

cc:	Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036